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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               AQUA ALLIANCE INC.
                           (Name of Subject Company)

                               AQUA ALLIANCE INC.
                      (Name of Person(s) Filing Statement)

                Class A Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   038367108
                     (Cusip Number of Class of Securities)

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                              Warrants To Purchase
                Class A Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   038367116
                     (Cusip Number of Class of Securities)

                               Neil Lawrence Lane
                               Aqua Alliance Inc.
                             30 Harvard Mill Square
                         Wakefield, Massachusetts 01880
                                 (781) 246-5200
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a Copy to:

                             Joseph D. Hansen, Esq.
                  Kaye, Scholer, Fierman, Hays & Handler, LLP
                                425 Park Avenue
                            New York, New York 10022

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Item 1. Security and Subject Company.

  The name of the subject company is Aqua Alliance Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 30 Harvard Mill Square, Wakefield, Massachusetts 01880. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Class A common stock, par value $.001 per share (the "Common Stock"), of the Company, and warrants to purchase the Common Stock issued pursuant to the Company Rights Offering dated January 26, 1998 (the "Warrants").

Item 2. Tender Offer of the Bidder.

  This statement relates to the tender offer (the "Offer") by Aqua Acquisition Corporation, a Delaware corporation ("Purchaser"), an indirect wholly owned subsidiary of Vivendi, a societe anonyme organized under the laws of the Republic of France ("Parent"), as set forth in the Tender Offer Statement on
Schedule 14D-1, dated July 16, 1999, to purchase all outstanding shares of Common Stock at a purchase price of $2.90 per share and all outstanding Warrants at a purchase price of $0.40 per Warrant, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 9, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, following the consummation of the Offer and upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference.

  The address of the principal executive offices of Purchaser is c/o Vivendi North America Management Services, Inc., 800 Third Avenue, 38th Floor, New York, New York 10022, and the address of Parent is 42, avenue de Friedland, 75380 Paris Cedex 08, France.

Item 3. Identity and Background.

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--The Merger Agreement," "--Interests of Certain Persons in the Offer and the Merger," "--Related Party Transactions" and "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board of Directors

  The Board of Directors of the Company (the "Board") has unanimously approved the Merger Agreement, the Offer and the Merger and deemed them to be advisable, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders and warrantholders, and unanimously recommends that the Company's stockholders and warrantholders accept the Offer and tender their Shares and Warrants in the Offer.

  A letter to brokers, dealers, commercial banks, trust companies and other nominees and a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Board's recommendation and a press release announcing the Offer and the Merger are filed herewith as Exhibits (a)(3), (a)(4) and (a)(5), respectively, and are incorporated herein by reference.

                                       2
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  (b) Background; Reasons for the Board's Recommendation

  The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer and the Merger; Contacts with the Company," "-- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger," "--Opinion of Beacon" and "--Position of Parent and the Purchaser Regarding Fairness of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

Item 5. Persons Retained, Employed or to Be Compensated.

  The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer and the Merger; Contacts with the Company," "-- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger," "--Opinion of Beacon," "--Position of Parent and the Purchaser Regarding Fairness of the Offer and the Merger" and "THE TENDER OFFER--Section 12. Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) During the past 60 days, no transactions in the Shares or Warrants have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all the Shares and Warrants held of record or beneficially owned by them.

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8. Additional Information to Be Furnished.

  The information contained in the Offer to Purchase filed as Exhibit (a)(1) hereto is incorporated herein by reference.

Item 9. Material to Be Filed as Exhibits.

 Exhibit (a)(1) Offer to Purchase dated July 16, 1999.

 Exhibit (a)(2) Letter of Transmittal.

 Exhibit (a)(3) Letter to Stockholders and Warrantholders of the Company.
 Exhibit (a)(4) Letter to brokers, dealers, commercial banks, trust companies and other nominees.

 Exhibit (a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

 Exhibit (a)(6) Press Release, issued by the Company on July 12, 1999.
 Exhibit (a)(7) Opinion of The Beacon Group Capital Services LLC

 Exhibit (c)(1) Agreement and Plan of Merger dated as of July 9, 1999, among the Company, Parent and Purchaser.

 Exhibit (c)(2) Investment Agreement, dated as of March 30, 1994, among the
                 Company, Parent and Vivendi North America Company ("VNAC") and
                 Amendment No. 1 to the Investment Agreement, dated as of March
                 31, 1999, among the Company, Parent and VNAC.

                                       3
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Item 9. Material to Be Filed as Exhibits--(continued).

 Exhibit (c)(3) Recapitalization Agreement, dated as of September 24, 1997, among the Company, Parent and VNAC and Amendment No. 1 to the Recapitalization Agreement, dated as of January 26, 1998, among the Company, Parent and VNAC.

 Exhibit (c)(4) Amendment, dated as of July 15, 1999 by and among the Company, the Purchaser and Parent, to the Agreement and Plan of Merger, dated as of July 9, 1999 by and among the Company, the Purchaser and Parent.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          AQUA ALLIANCE INC.

                                              /s/ Neil Lawrence Lane
                                          By: __________________________________
                                              Name:  Neil Lawrence Lane
                                              Title: Vice President, General
                                                     Counsel and Secretary

Dated: July 16, 1999

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                               INDEX TO EXHIBITS

 Exhibit No.                              Description
 -----------                              -----------
 Exhibit (a)(1) Offer to Purchase dated July 16, 1999.

 Exhibit (a)(2) Letter of Transmittal.

 Exhibit (a)(3) Letter to Stockholders and Warrantholders of the Company.

 Exhibit (a)(4) Letter to brokers, dealers, commercial banks, trust companies and other nominees.

 Exhibit (a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

 Exhibit (a)(6) Press Release, issued by the Company on July 12, 1999.

 Exhibit (a)(7) Opinion of The Beacon Group Capital Services, LLC.

 Exhibit (c)(1) Agreement and Plan of Merger, dated as of July 9, 1999, among the Company, Parent and Purchaser.

 Exhibit (c)(2) Investment Agreement, dated as of March 30, 1994, among the
                 Company, Parent and Vivendi North America Company ("VNAC") and
                 Amendment No. 1 to the Investment Agreement, dated as of March
                 31, 1999, among the Company, Parent and VNAC.

 Exhibit (c)(3) Recapitalization Agreement, dated as of September 24, 1997, among the Company, Parent and VNAC and Amendment No. 1 to the Recapitalization Agreement, dated as of January 26, 1998, among the Company, Parent and VNAC.

 Exhibit (c)(4) Amendment, dated as of July 15, 1999 by and among the Company, the Purchaser and Parent, to the Agreement and Plan of Merger, dated as of July 9, 1999 by and among the Company, the Purchaser and Parent.